SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 17, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 17, 2023.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Results of the period

Net income for the period
Attributable to controlling interest – Profit	9,763,227
Attributable to non-controlling interests - Profit	13,400
Total Net income for the period	9,776,627
Other comprehensive income
Other comprehensive income	(831,282)
Total comprehensive income for the period
Attributable to controlling interest – Profit	8,931,945
Attributable to non-controlling interests - Profit	13,400
Total comprehensive income for the period - Profit	8,945,345

Net Shareholders’ Equity

Capital stock	639,413
Adjustments to Shareholders’ Equity	213,790,374
Other contributions	12,429,781
Legal Reserve	123,492,083
Other Reserves	220,821,187
Unappropriated Retained Earnings	62,321,324
Other comprehensive income	(793,074)
Total Net shareholders´equity attributable to controlling interest	632,701,088
Attributable to non-controlling interests	116,498
Total Net shareholders´equity	632,817,586

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	151,218,550	23.6496%
Delfín Jorge Ezequiel Carballo	A	4,901,060	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	112,789,136	17.6395%
JHB BMA Guarantee Trust (b)	A	5,995,996	0.9377%
JHB BMA Guarantee Trust (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,614	0.0530%
Other shareholders (Local Stock Exchange)	B	75,540,047	11.8140%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a) Include ADRs VN 17,934 equivalent to VN 179,340 Class B shares.

(b) As a result of Mr. Jorge Horacio Brito's death last November 20th 2020, by testamentary provision, the shares held by him were transferred to the JHB Testamentary Trust (Fideicomiso Testamentario “Trust JHB”), whose beneficiaries were Mr. Brito's legitimate heirs. On December 2021, the trustee transferred the shares to the beneficiaries of such trust Ms. Milagros Brito and Ms. Constanza Brito and Messrs. Jorge Pablo Brito, Marcos Brito, Santiago Brito and Mateo Brito in equal parts, who on the same date decided to contribute such shares to the JHB BMA Guarantee Trust (Fideicomiso de Garantía JHB BMA). The share transfer is subject to approval by the BCRA (Central Bank of the Republic of Argentina).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer